Exhibit 20.1
Contact:  Fred T. Grant, Jr.            For Immediate
Release
          Vice President - Finance      November 7, 1996


          RYAN'S ANNOUNCES NEW STRATEGIC INITIATIVE
                        "FOCUS 2000"
                  ________________________

   GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced its "FOCUS 2000" plan, a strategic initiative designed to enhance the Company's long-term performance.
   FOCUS 2000 is a proactive initiative that will position Ryan's for maximum performance into the next century. The key elements include:
   1.   Reducing    unit   investment    and    further
        increasing store-level profitability, thereby increasing return on investment;
   2.   Realigning  energies and resources  to  provide
        deeper   levels  of  training,   resulting   in
        greater  team  member empowerment,  performance
        and retention;
   3.   Opening new Ryan's units at the rate of 5%  for
        the next two to three years; and
   4.   Pursuing   stock   repurchases   at   a    more
        aggressive  level  to accelerate  earnings  per
        share growth.
   "FOCUS 2000 will focus our efforts on operational and financial improvements that will protect Ryan's strengths and ensure our future growth," said Charles D. Way, Chairman and CEO of the Company. "We will be critically examining our new store investment and, at the same time, expanding our sales improvement and cost control programs. Our commitment to our customers has never been greater, and we intend to further enhance the quality food, friendly service and pleasant surroundings that our customers have come to expect. When these programs are combined with more aggressive stock repurchases, it is clear that FOCUS 2000 should favorably impact our most important stakeholders, our shareholders, customers and team members."
   "Time and capital will be required to implement FOCUS 2000. Accordingly, we will temporarily decrease our new unit growth rate to 5% per year in order to focus our efforts and finance a more aggressive stock repurchase program. We expect to continue at this growth rate over the next two to three years. In connection with FOCUS 2000, our Board of Directors has recently authorized the increase of our stock repurchase program from 6.4 million shares to 10 million shares through 1998. Ryan's should emerge from
FOCUS  2000  as  an  even  stronger  company  that  is  well positioned for faster growth."
   In addition, the Company announced that it would take a one-time $12.7 million asset revaluation charge during the fourth quarter of 1996 in accordance with the newly applicable Financial Accounting Standards Board's Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". This charge was based upon a financial review of all 259 Company-owned restaurants and applies to nine currently underperforming units. [end]